UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013 (Report No. 1)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13250, 333-111931 AND 333-123981) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-152848, 333-170512 AND 333-189111), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On July 1, 2013, RADCOM Ltd. (the “Company”), announced that at its Annual General Meeting of shareholders, which was held on June 30, 2013, all proposals of the Company's Board of Directors were approved by the shareholders.  Pursuant to the shareholder approval, the Company's Chairman, Mr. Zohar Zisapel (through entities controlled by him), will invest $1,134,442 in RADCOM's recently announced private placement transaction.  The Company will issue 406,610 of its ordinary shares, and grant a warrant exercisable for 135,537 ordinary shares, in the aggregate, to the entities controlled by Mr. Zisapel.

A copy of the Company’s press release announcing the results of the Annual General Meeting is attached hereto as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: July 2, 2013	By:	/s/ Gilad Yehudai
	Name:	Gilad Yehudai
	Title:	CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: RADCOM’S 2013 ANNUAL GENERAL MEETING APPROVES ALL BOARD RESOLUTIONS, dated July 1, 2013.